Exhibit 7.1

PT INDOSAT Tbk

	1999	2000	2001	2002	2003	Format
Operating income to operating revenue	54.54%	49.30%	35.63%	27.64%	28.32%	Operating income/operating revenue
Operating income to stockholders’ equity	68.25%	43.92%	17.05%	17.64%	19.12%	Operating income/stockholders’ equity
Operating income to total assets	26.64%	20.17%	8.19%	8.50%	8.92%	Operating income/total assets
Net profit margin	53.08%	54.88%	28.28%	4.97%	19.06%	Net income/operating revenues
Return on equity	66.43%	48.89%	13.53%	3.17%	12.87%	Net income/stockholders’ equity
Return on assets	25.92%	22.45%	6.50%	1.53%	6.00%	Net income/total assets
Current ratio	430.26%	481.51%	160.31%	158.83%	222.98%	Current assets/current liabilities
Long-term debt to equity ratio	5.51%	4.44%	51.54%	68.98%	83.44%	Total long-term debt/stockholders’ equity
Total liabilities to equity ratio	152.95%	115.01%	105.87%	106.21%	113.16%	Total liabilities/stockholders’ equity
Total liabilities to total assets	59.69%	52.82%	50.88%	51.18%	52.78%	Total liabilities/total assets